Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

ISSUANCE OF NEW CLASS Z ORDINARY SHARES UNDER THE GENERAL MANDATE

NOTES REPURCHASES AND ADS OFFERING

On January 9, 2023 (U.S. Eastern Time), the Company and the Underwriter entered into the Equity Underwriting and Notes Exchange Agreement, pursuant to which the Company agreed to issue 15,344,000 ADSs partially in exchange for an aggregate principal amount of US$384.8 million of its outstanding December 2026 Notes to be purchased by the Underwriter and its applicable affiliate(s) from certain holders of the Notes through private negotiations. The Underwriter will act as the sole book-running manager to sell the ADSs to be issued by the Company in the Offering. Concurrently with the Offering, the Underwriter and its applicable affiliate(s), as duly engaged and authorized by the Company, entered into separate agreements with certain holders of the Notes to purchase the Exchange Notes from such holders for a Purchase Price of approximately US$331.2 million. The net proceeds of the Offering (after deducting the selling commission under the Equity Underwriting and Notes Exchange Agreement) will be used, as a part of the Company’s comprehensive liability management exercise (i) by the Underwriter to fund the Purchase Price of the Exchange Notes payable by the Underwriter to the holders of such Exchange Notes, and (ii) in respect of the Remaining Proceeds to be paid by the Underwriter to the Company, by the Company, to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for its other working capital purposes. The closing of each of the Notes Exchange and the Notes Purchase is contingent upon, among others, the closing of the Offering.

On January 9, 2023 (U.S. Eastern Time), the Company filed a shelf registration statement on Form F-3 and a preliminary prospectus supplement with the SEC in connection with the offers and sales of 15,344,000 ADSs by the Underwriter at the Offer Price. It is expected that the ADSs will be placed to not fewer than six Placees. To the best of the knowledge, information and belief of the Directors and the Underwriter, the Placees and the ultimate beneficial owners of the Placees are or will be, as the case may be, Independent Third Parties. The 15,344,000 Class Z Ordinary Shares of the Company with an aggregate nominal value of approximately US$1,534.4 underlying the ADSs to be issued pursuant to the Offering represent (i) approximately 3.89% of the 394,579,585 Shares of the Company issued and outstanding as of the date of this announcement, and (ii) approximately 3.74% of the Shares of the Company issued and outstanding as enlarged by such Class Z Ordinary Shares.

The Offer Price is US$26.65 per ADS (equivalent to approximately HK$209.20 per ADS), which represents (i) a discount of approximately 6.98% to the closing price of US$28.65 per ADS on the Nasdaq on January 6, 2023, being the previous trading day prior to the date of the Equity Underwriting and Notes Exchange Agreement, (ii) a discount of approximately 6.61% to the closing price of HK$224.00 per Class Z Ordinary Share as quoted on the Stock Exchange on January 9, 2023, and (iii) a premium of approximately 1.06% to the average closing price of HK$207.00 per Class Z Ordinary Share as quoted on the Stock Exchange for the five consecutive trading days immediately prior to January 9, 2023.

The Offer Price was determined with reference to, amongst other factors, the prevailing market price of the ADSs and the level of indications of interest in the Offering.

Settlement of the ADSs to be issued under the Offering will take place on the Closing Date which is expected to be on or around January 11, 2023. On the Closing Date, the ADSs sold by the Underwriter in the Offering shall be delivered by or on behalf of the Company to the Underwriter, the Underwriter shall deliver the Exchange Notes to the trustee for cancellation and the Underwriter will pay the Remaining Proceeds to the Company.

CONDITIONS TO THE UNDERWRITER’S OBLIGATIONS

The obligations of the Underwriter under the Equity Underwriting and Notes Exchange Agreement are conditional on the fulfilment of customary conditions, including, among others, that (i) the respective representations and warranties shall be true and correct on the Closing Date, (ii) the ADSs to be issued pursuant to the Offering shall have been approved for listing on the Nasdaq, and (iii) the Listing Shares shall have been approved for listing on the Stock Exchange.

TERMINATION

Pursuant to the Equity Underwriting and Notes Exchange Agreement, the Underwriter may terminate the Equity Underwriting and Notes Exchange Agreement by notice given to the Company, if after the execution and delivery of the agreement and prior to the Closing Date:

(i)

trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade or the Stock Exchange, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, Financial Industry Regulatory Authority or any other government authority;

(ii)	trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market;

(iii)

a material disruption in commercial banking, securities settlement, payment or clearance services in the United States, the PRC or the Cayman Islands or with respect to Clearstream or Euroclear systems in Europe shall have occurred;

(iv)	any moratorium on commercial banking activities shall have been declared by United States Federal, New York State, PRC or Cayman Islands authorities; or

(v)

there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis or any change or development involving a prospective change in the national or international political, financial or economic conditions that, in the judgment of the Underwriter, is material and adverse and which, singly or together with any other event specified in this paragraph, makes it, in the judgment of the Underwriter, impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs on the terms and in the manner contemplated in the preliminary prospectus together with the documents and pricing information set forth in the Equity Underwriting and Notes Exchange Agreement or the prospectus or to enforce contracts for the sale of the ADSs.

LOCK-UP UNDERTAKING

The Company, all the Directors, certain shareholders (namely, Kami Sama Limited, Saber Lily Limited and Vanship Limited) and an executive officer of the Company have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any ADSs, Class Z Ordinary Shares or securities convertible into or exercisable or exchangeable for the ADSs or Class Z Ordinary Shares during the period commencing on the date of the undertaking and ending 90 days after the date of the final prospectus relating to the Offering without the prior written consent of the Underwriter.

GENERAL MANDATE

The Listing Shares underlying the ADSs are proposed to be issued under the general mandate granted to the Directors pursuant to resolutions of the Shareholders passed on June 30, 2022 to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of such ordinary resolution, being a maximum of 78,090,441 Class Z Ordinary Shares (the “General Mandate”). On December 15, 2022, the Company announced the grant of 1,967,384 restricted share units on December 14, 2022 involving 1,967,384 Class Z Ordinary Shares, which may be issued under the General Mandate. Save for such grant of restricted share units, as at the date of this announcement, the General Mandate has not been utilized.

The Listing Shares, being 15,344,000 Class Z Ordinary Share underlying the ADSs to be issued in connection with the Offering, will be allotted and issued by the Company under the General Mandate. As such, the allotment and issue of the Listing Shares is not subject to additional approval of the Shareholders.

The Listing Shares shall, when issued and fully paid, rank pari passu in all respects with the other Class Z Ordinary Shares in issue or to be issued by the Company on or prior to the completion of the Offering including the rights to all dividends and other distributions declared, made or paid at any time after the date of issuance.

APPLICATION FOR LISTING

The securities of our Company are dual-primary listed on the Nasdaq and the Stock Exchange. The Company’s ADSs, each representing one Class Z Ordinary Share have been quoted on the Nasdaq system under the symbol “BILI” since March 2018. The Company’s Class Z Ordinary Shares have been listed the Main Board of the Stock Exchange under the stock code “9626” since March 2021.

An application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in 15,344,000 Listing Shares underlying the ADSs to be issued in connection with the Offering.

Dealings in the Listing Shares would commence on the Stock Exchange only after the holder of the relevant ADSs converts the ADSs into Class Z Ordinary Shares following the procedures disclosed in the section head “Information about the Listing — Converting ADSs to Class Z Ordinary Shares trading in Hong Kong” in the Prospectus.

USE OF PROCEEDS AND REASONS FOR THE TRANSACTIONS

Assuming all the ADSs subject to the Offering are fully subscribed for, the gross proceeds from the Offering are expected to be approximately US$408.9 million and the net proceeds (after deducting all applicable costs and expenses including but not limited to selling commission) will be approximately US$396.9 million. On this basis, the net price per Listing Share will be approximately US$25.87.

The net proceeds of the Offering (after deduction of the selling commission under the Equity Underwriting and Notes Exchange Agreement) will be used, as a part of the Company’s comprehensive liability management exercise (i) by the Underwriter to fund the Purchase Price for the Exchange Notes payable by the Underwriter to holders of the Exchange Notes and (ii) in respect of the Remaining Proceeds, by the Company to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for its other working capital purposes.

The Notes Exchange transactions are part of the Company’s comprehensive liability management efforts. As of September 30, 2022, the principal amount of the April 2026 Notes, the December 2026 Notes and the 2027 Notes were US$429.4 million, US$1,324.6 million, and US$800.0 million, respectively. As of the date of this announcement and prior to any Notes Exchange to be conducted, an aggregate principal amount of US$429.3 million, US$831.7 million and US$746.0 million of the April 2026 Notes, the December 2026 Notes, and the 2027 Notes, respectively, remained outstanding. As of September 30, 2022, we had cash and cash equivalents, time deposits and short- term investments of US$3.4 billion. The Notes Exchange transactions as a whole will optimize the Company’s balance sheet and capital structure.

The Directors consider the terms of the Equity Underwriting and Notes Exchange Agreement are fair and reasonable in the interests of the Company and the Shareholders as a whole and that the Equity Underwriting and Notes Exchange Agreement was entered into upon normal commercial terms following arm’s length negotiations between the Company and the Underwriter.

EFFECT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming 15,344,000 ADSs, representing 15,344,000 Class Z Ordinary Shares, were issued pursuant to the Offering, and there are no other changes in the share capital of the Company from the date of this announcement up to completion of the Offering, set out below is the shareholding structure of the Company (i) as at the date of this announcement and (ii) immediately after completion of the Offering:

	As at the date		Immediately after the
	of this announcement		completion of the Offering
	Number of Shares	Approx. %(1)	Number of Shares	Approx. %(2)
Shareholder
Mr. Rui Chen (including his associates)	49,299,006 Class Y Ordinary Shares	12.49%	49,299,006 Class Y Ordinary Shares	12.03%
	525,525 Class Z Ordinary Shares	0.13%	525,525 Class Z Ordinary Shares	0.13%
Mr. Yi Xu (including his associates)	27,216,108 Class Y Ordinary Shares	6.90%	27,216,108 Class Y Ordinary Shares	6.64%
	196,100 Class Z Ordinary Shares	0.05%	196,100 Class Z Ordinary Shares	0.05%
Ms. Ni Li (including her associates)	7,200,000 Class Y Ordinary shares	1.82%	7,200,000 Class Y Ordinary Shares	1.76%
	908,300 Class Z Ordinary Shares	0.23%	908,300 Class Z Ordinary Shares	0.22%
Placees	—	0%	15,344,000 Class Z Ordinary Shares	3.74%
Other Shareholders	309,234,546 Class Z Ordinary Shares	78.37%	309,234,546 Class Z Ordinary Shares	75.44%

Total	394,579,585 Shares	100%	409,923,585 Shares	100%

Notes:

(1)

The calculation is based on the total number of 394,579,585 Shares issued and outstanding as at January 9, 2023 (comprising 83,715,114 Class Y Ordinary Shares and 310,864,471 Class Z Ordinary Shares), without taking into account 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

(2)

The calculation is based on the total number of 409,923,585 Shares issued and outstanding immediately following completion of the allotment and issue of the Listing Shares (comprising 83,715,114 Class Y Ordinary Shares and 326,208,471 Class Z Ordinary Shares), without taking into account 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

FUNDRAISING DURING THE PAST TWELVE MONTHS

The Company has not conducted any fund-raising activity through the issue of equity securities in the past twelve months immediately before the date of this announcement.

The Company will make further announcement(s) in respect of the Offering as and when appropriate in accordance with the requirements of the Listing Rules.

The Equity Underwriting and Notes Exchange Agreement may be terminated pursuant to the termination provisions contained therein. In addition, completion of the Offering is subject to fulfilment of the conditions thereunder. The Offering may or may not proceed to completion. Shareholders and potential investors are advised to exercise caution when dealing in the Shares or other securities of the Company.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“2027 Notes”	the 1.25% convertible senior notes due 2027 issued by the Company

“ADSs”	American Depositary Shares (each representing one Class Z Ordinary Share, par value of US$0.0001 per share)

“April 2026 Notes”	the 1.375% convertible senior notes due April 2026 issued by the Company

“Board”	board of directors of the Company

“China” or “PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Closing Date”	the date, expected to be on or around January 11, 2023, or such later time as the Underwriter and the Company may agree

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“Company”, “we”, “us” or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“December 2026 Notes”	the 0.50% convertible senior notes due December 2026 issued by the Company

“Director(s)”	the director(s) of the Company

“Equity Underwriting and Notes Exchange Agreement”	the Equity Underwriting and Notes Exchange Agreement entered into by the Company and the Underwriter on January 9, 2023

“Exchange Notes”	an aggregate principal amount of US$384.8 million of the outstanding December 2026 Notes to be exchanged for ADSs under the Equity Underwriting and Notes Exchange Agreement

“General Mandate”	has the meaning ascribed to it under the section headed “General Mandate” of this announcement

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Third Party(ies)”	an individual(s) or a company(ies) who or which, as far as the Directors are aware after having made all reasonable enquiries, is/are not a connected person(s) of the Company within the meaning of the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Listing Shares”	the Class Z Ordinary Share underlying the ADSs to be issued in connection with the Offering

“Nasdaq”	Nasdaq Global Select Market

“Notes”	the December 2026 Notes

“Notes Exchange”	the exchange of Exchange Notes by the Underwriter for ADSs pursuant to the terms of the Equity Underwriting and Notes Exchange Agreement

“Notes Purchase”	the agreements to purchase the Exchange Notes by the Underwriter from certain holders of the Notes for the Purchase Price entered into concurrently with the Offering

“Offering”	the offer of ADSs at the Offer Price to the Placees selected and procured by the Underwriter pursuant to a shelf registration statement on Form F-3 and a prospectus supplement filed with the SEC on January 9, 2023, in the manner which shall constitute placing within the meaning of the Listing Rules

“Offer Price”	the offer price at which the ADSs subject to the Offering will be offered

“Placee”	any professional, institutional or other investor whom the Underwriter has selected and procured to subscribe for any of the ADSs pursuant to the Equity Underwriting and Notes Exchange Agreement

“Prospectus”	the Company’s prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong

“Purchase Price”	the aggregate purchase price in the amount of approximately US$331.2 million to be paid to the holders of the Exchange Notes pursuant to the agreements entered into between the Underwriter and certain holders of the Notes

“Remaining Proceeds”	the remaining net proceeds of the Offering in the amount of approximately US$68.8 million after deduction of the selling commission under the Equity Underwriting and Notes Exchange Agreement and the Purchase Price paid by the Underwriter to the holders of the Exchange Notes

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Listing Rule 8A.24, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“Share(s)”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s), and where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Listing Rules

“Underwriter”	Goldman Sachs (Asia) L.L.C.

“U.S.”	the United States of America, its territories, its possessions all and areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	percent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8498. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By order of the Board

Bilibili Inc.

Rui Chen

Chairman

Hong Kong, January 9, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.